June 29, 2005

Investment Committee
Celanese Americas Corporation Retirement Savings Plan

Ladies and Gentlemen:

Pursuant to Rule 12b-25 of the General Rules and Regulations under the
Securities Exchange Act of 1934, we inform you that we have been furnished with a copy of the Form 12b-25, to be filed by the Celanese Americas Corporation
Retirement Savings Plan (the "Plan") on or about June 29, 2005, which contains notification of the Plan's inability to file its Form 11-K by June 30, 2005. We have read the Plan's statements contained in Part III therein and we concur that because of the reconciling differences between the State Street Bank and Trust
("Trustee') and J P Morgan Chase (Recordkeeper"), you are unable to file a your
11-k on time.

Very Truly Yours,

/s/ Jeanne Rodriguez
Jeanne Rodriguez
Vice President